Exhibit 8.2

4890 Owen Ayres Ct. Suite 200 Eau Claire, WI 54701	715 832 3407 wipfli.com

STATE TAX OPINION

September 12, 2024

Board of Directors

Security Bank, s.b.

510 E. Monroe

Springfield, Illinois 62701

Dear Directors:

In accordance with your request, set forth below is the opinion of this firm relating to the material Illinois income tax consequences of the proposed conversion (the “Conversion”) of Security Bank, s.b., (the “Bank”) from an Illinois-chartered mutual bank to an Illinois-chartered stock bank (“Stock Bank”).

In forming and issuing our opinion, we have relied on the written opinion regarding the federal tax treatment of the transaction prepared by Luse Gorman, PC (“Federal Opinion” and Attachment A). Our opinion assumes that the Conversion will constitute a reorganization, a mere change in form, within the meaning of Internal Revenue Code Section 368(a)(1)(F). For purposes of this opinion, we have reviewed the applicable Illinois authority.

Facts

The Conversion is a transaction by which you will reorganize from your current form as an Illinois-chartered mutual bank to an Illinois-chartered stock bank. The Conversion will be conducted pursuant to a plan of conversion, which you refer to as the Plan of Conversion (the “Plan”). Pursuant to the Plan, the Bank, will undergo a conversion from an Illinois-chartered mutual bank to an Illinois-chartered stock bank. In the Conversion, all of the Bank’s to-be-issued capital stock, consisting entirely of voting common stock, will be acquired by a Maryland corporation (the “Holding Company”).

The Holding Company has been incorporated under the laws of the State of Maryland for the purpose of the proposed transactions described herein, to engage in business as a bank holding company and to own all of the outstanding capital stock of the Stock Bank.

Board of Directors Security Bank, s.b. September 12, 2024	2

The Holding Company will issue shares of its voting common stock (“Common Stock”), upon completion of the mutual-to-stock conversion of the Bank, to persons purchasing such shares as described in greater detail below.

Following regulatory approval, the Plan provides for the offer and sale of shares of Common Stock in a Subscription Offering pursuant to nontransferable subscription rights on the basis of the following preference categories: (1) Eligible Account Holders; (2) the Bank’s tax- qualified employee benefit plans, including the newly formed employee stock ownership plan; (3) Supplemental Eligible Account Holders; and (4) Other Members, all as described in the Plan. The number of shares of Common Stock at the minimum of the offering range must be sold. If shares remain to be sold after all orders are filled in the categories described above, the Plan calls for a community offering to the general public with a preference given to residents of the general public residing in the Community (“Community Offering”), followed by a syndicated community offering (“Syndicated Community Offering”) or a Firm Commitment Underwritten Offering for the shares not sold in the Community Offering.

Pursuant to the Plan, all shares of Common Stock will be issued and sold at a uniform price per share. The aggregate purchase price at which all such shares will be offered and sold pursuant to the Plan will be equal to the estimated pro forma market value of the Holding Company and the Bank, as converted. The estimated pro forma market value will be determined by Feldman Financial Advisors, Inc., an independent appraiser. The conversion of the Bank from mutual-to-stock form and the sale of newly issued shares of the stock of the Stock Bank to the Holding Company will be deemed effective concurrently with the closing of the sale of Common Stock.

Discussion of Relevant Illinois Income Tax Issues

35 Ill. Comp. Stat. Section 5/2021 defines “net income” of a corporation as the “base income” allocable to Illinois. 35 Ill. Comp. Stat. Section 5/203(b)(1)2 defines “base income” as the taxpayer’s “taxable income” as modified by Section 5/203(b)(2). 35 Ill. Comp. Stat. Section 5/203(e)3 defines “taxable income” as “gross income, adjusted gross income, or taxable income” computed under the “Internal Revenue Code.”

Net income is modified by 35 Ill. Comp. Stat. Section 5/203(b)(2)4 and further modified for addbacks of credits and related subtraction items which, based on the facts provided, are not relevant to our analysis.

1 35 Ill. Comp. Stat. Section 5/202 as of August 15, 2024.

2 35 Ill. Comp. Stat. Section 5/203 as of August 15, 2024.

3 35 Ill. Comp. Stat. Section 5/203 as of August 15, 2024.

4 35 Ill. Comp. Stat. Section 5/203 as of August 15, 2024.

Board of Directors Security Bank, s.b. September 12, 2024	3

Pursuant to 35 Ill. Comp. Stat. Section 5/1501(a)(11)5, the “Internal Revenue Code” is defined as the federal Internal Revenue Code in effect for the taxable year. Therefore, Illinois conforms to the Internal Revenue Code on a rolling basis and requires explicit decoupling of the Internal Revenue Code for any Illinois modifications.

Opinion

Illinois does not modify or exclude the provisions of Internal Revenue Code Section 368(a)(1)(F)6. Therefore, provided the transaction constitutes a reorganization within the meaning of Internal Revenue Code Section 368(a)(1)(F), Illinois will conform to the federal income tax treatment of the transaction.

Scope of Opinion

The scope of this opinion is expressly limited to the Illinois income tax consequences of the proposed transaction in connection with the representations and assumptions stated above.

Our opinion, as stated above, is based upon the analysis of the Illinois income tax statutes and administrative code, current administrative rulings, notices and procedures. Such laws, regulations, administrative rulings, notices and procedures are subject to change at any time and such change may be retroactively effective. If so, our views as set forth may be affected and may not be relied upon. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof. Further, any variation or differences in facts or representations recited herein, for any reason, could affect our conclusions, possibly in an adverse manner, and make them inapplicable.

This letter represents our views as to interpretation of existing law and, accordingly, no assurance can be given that the Illinois Department of Revenue upon audit will agree with the above analysis.

Consent

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-1 to be filed with the Securities and Exchange Commission, and as an exhibit to the applications with respect to the Conversion, as applicable. We also hereby consent to the references to this firm in the prospectus which is a part of the Registration Statement and the applications.

If you have any questions regarding this letter, please contact Traci Hollister at 715.858.6638.

Sincerely,

Wipfli LLP

5 35 Ill. Comp. Stat. Section 5/1501 as of August 15, 2024.

6 For example, under 35 Ill. Comp. Stat. Section 5/203(b), taxable income for corporations is subject to several Illinois modifications under section (2), Modifications.